EXHIBIT 99.2

Valneva Joins Euronext’s Tech Leaders Index

Saint Herblain (France), June 8, 2022 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced its inclusion in the Euronext Tech Leaders Index which was launched yesterday by Euronext.

The Euronext Tech Leaders Index is composed of 100+ European Tech companies, which were identified by Euronext either to be leaders in their field or to have a particularly strong growth profile. It aims to strengthen the European Tech sector and be a catalyst for the next generation of Tech leaders.

Thomas Lingelbach, Chief Executive Officer of Valneva said, “We would like to thank Euronext for our inclusion in this new Index which will enhance our visibility as an innovative vaccine company. The dedicated services afforded to us through this initiative will a be a great asset moving forward.”

The Euronext Tech Leaders’ initiative is supported by a powerful network of partners including global investment banks as well as French state-owned investment arm Groupe Caisse des Dépôts.

About the Euronext Tech Leaders Index
Euronext Tech Leaders | euronext.com

About Valneva SE
Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19.

Media & Investor Contacts Laëtitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com